United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Fox Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, DE, 19803-545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO FOX CORPORATION

The Shareholder Commons urge you to vote FOR Proposal No. 5 on the proxy (the “Proposal”), the shareholder proposal requesting the Board to convert Fox Corporation (“Fox” or the “Company”) to a public benefit corporation (a “PBC”).

The Shareholder Commons is a non-profit organization that promotes systems-first investment that better serves diversified shareholders who invest in our economy.

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“FOX’s purpose is to deliver unique and compelling storytelling and the finest in news, sports and entertainment.”1

Fox’s self-proclaimed purpose is to provide entertainment and storytelling, not truth and accuracy.

A news organization that combines such an entertainment purpose with a financial obligation to maximize profits is risky business: entertaining its audience by obscuring science and reality has disastrous implications for the planet, the United States, and Fox’s own diversified investors, who rely on a well-informed public to make responsible decisions that support a stable environment, society, and economy.

The Proposal asks the Company to account for the risk to investor portfolios created by the effect its journalism has on the economy.

In short, the Proposal seeks to align the Company’s goals with those of its diversified shareholders.

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“We [Americans] keep marrying other species and other ethnics ... Swedes have pure genes ... in America we marry everybody….”2

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The Proposal

The Proposal requests the board of directors begin converting Fox to a PBC. A PBC operates just like a standard corporation, except that executives can make decisions to protect important social and environmental systems—and thus diversified shareholder value—without having to justify those decisions as increasing the corporation’s financial returns.

While the PBC concept is relatively new, it has been adopted by thousands of corporations that have raised billions of dollars. There are at least 12 publicly traded PBCs, and that number is growing.

A PBC must also establish a specific public benefit to pursue, and the Proposal suggests that one of the public benefits included in the amendment be provision of the Company’s viewers with an accurate understanding of current events through the exercise of journalistic integrity, or other public benefits as the Board of Directors determines to provide similar benefits.

As a PBC, the Company will have to balance this interest in integrity alongside an interest in promoting profits. To ensure that PBC provisions are not abused by the Murdoch family control, the Proposal asks that the amendment only be implemented if they own no more than 41 percent of the voting stock.

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1 Fox 2021 Proxy Statement

2 Interspersed quotes from Fox News broadcasts over the years available at https://bzfd.it/3B9Hz24.

2

“Given the controversy over the veracity of climate change data we should refrain from asserting that the planet has warmed (or cooled) in any given period without IMMEDIATELY pointing out that such theories are based upon data that critics have called into question. It is not our place as journalists to assert such notions as facts, especially as this debate intensifies.”

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Why You Should Support this Resolution

Almost all of Fox’s shareholders (other than the Murdoch family) are diversified investors who depend on an economy that succeeds for everyone over the long term. If your interests as an investor are diversified across the economy, then Fox’s current business model threatens your long-term returns by delivering false and harmful information to a credulous audience. The Proposal addresses this problem by altering the Company’s legal purpose.

As a PBC, Fox will be able to account directly for the long-term risks to the systems and institutions critical to a well-functioning economy. This new flexibility will allow Fox to protect your portfolio by limiting misinformation that undermines the healthy systems necessary for a successful economy. As long as Fox remains a conventional corporation, this is highly unlikely to happen, because lawyers will caution directors that prioritizing journalistic integrity or systemic concerns over financial returns is a breach of their fiduciary duties that may subject them to liability. As a leading Delaware law firm recently explained, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”3 The courts narrowly interpret such shareholder interests as including only the financial return they receive from the corporation, irrespective of whether such returns impose greater costs on the rest of their portfolios.

This legally mandated focus on individual company returns is harmful to your portfolio as a diversified investor. As we discuss in detail below, Fox is maximizing its revenues and profits through a business strategy that externalizes costs that the rest of a diversified portfolio sustains. This is a bad deal for you.

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“My thoughts are that marriage is between a man and a woman. It’s a well-established, fundamental pillar of society and no group — be they gays, be they NAMBLA, be they people who believe in bestiality —it doesn’t matter what they are, they don’t get to change the definition.”

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3 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

3

“There’s gotta be some downside to having a woman President, right? Something, something may not fit with that office, correct?”

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The Problem with Company-First Shareholder Primacy

Conventional corporations prioritize only their own profits. This rule, called “shareholder primacy,” has been interpreted by the courts to require a company to optimize its long-term financial returns to shareholders. But this company-first approach does not account for the cost to its own diversified investors of activity that undermines the social and environmental fabric upon which the economy is based. The undiluted mandate to earn profits drives Fox to prioritize “compelling storytelling” and “entertainment” over truth and accuracy.

In other words, while company-first shareholder primacy may lead Fox to increase its isolated return to shareholders, it also causes the Company to neglect the economic costs of its entertainment masquerading as news—costs that its diversified shareholders will ultimately pay.

The Effects of Company-first Shareholder Primacy at Fox

To understand how conversion to a PBC would change Fox and benefit your diversified portfolio, it is necessary to examine the business case for Fox’s current strategy.

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“I should try [living on SNAP (food stamps)] because do you know how fabulous I’d look? I'd be so skinny. The camera adds 10 pounds, you know.”

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Fox’s Business Case for Inaccuracy: Lying Pays

The Company’s primary answer to complaints of inaccuracy is not that it is in fact telling the truth. Instead, Fox argues that it is not in the business of telling the truth, but rather entertaining and storytelling. Falsehoods sell.

Indeed, in defending against an accusation of slander after prime-time host Tucker Carlson accused a woman of extorting Donald Trump, the Company defended itself by successfully arguing:

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The “‘general tenor’ of the show should then inform a viewer that [Carlson] is not ‘stating actual facts’ about the topics he discusses and is instead engaging in ‘exaggeration’ and ‘non-literal commentary.’”4

A more recent defamation suit against Fox took advantage of this business slant, arguing that the motive of financial gain shows the Company’s intent to lie about the plaintiff in the lawsuit. The complaint alleges that Fox lied to keep up with the competition.5

Moreover, it is clear that some of the more fantastic content drives revenue. For example, in the two weeks following its call of the 2020 U.S. presidential election in favor of Joe Biden, Fox News cast doubt on the election outcome 774 times.6 In the quarter including that time period, the network’s advertisement revenues increased by 31 percent and Fox had a 17 percent increase in profits.7

A recent book detailed how pressure for revenue outweighs any need for truth at Fox. One former employee lamented having to include content “too outrageous to be true.”

The former producer came up with ways to block out his embarrassment about the programming—like looking at his bank account. “We provide entertainment to a certain group of people who like a certain kind of thing,” he told himself to justify the unsubstantiated takes. It always came back around to the audience. “We were deathly afraid of our audience leaving, deathly afraid of pissing them off,’ he said.8

But they knew they were peddling junk, and laughed at their audience:

“But we also laughed at them. We disrespected them. We weren’t practicing what we preached.”9

Indeed, the book specifically charts how Fox abandoned certain elements of journalistic integrity to chase ratings as Donald Trump became a serious candidate for president in 2015-2016.

Standing up to bullies and defending free speech is in the Fox News DNA. But those traits regressed due to the company’s business interests. “Roger [Ailes, the late Fox News Chairman and CEO,] was really terrified of losing the Breitbart wing of Fox’s audience,” an insider explained.10

4 David Folkenflik, You Literally Can't Believe The Facts Tucker Carlson Tells You. So Say Fox's Lawyers, NPR

(September 29, 2020), available at https://www.npr.org/2020/09/29/917747123/you-literally-cant-believe-the-facts-tucker-carlson-tells-you-so-say-fox-s-lawye.

5 Conklin, Michael, The Real Cost of Fake News: Smartmatic’s $2.7 Billion Defamation Lawsuit Against Fox News (February 25, 2021), available at SSRN: https://ssrn.com/abstract=3793031.

6 Lis Power, In 2 Weeks After It Called The Election, Fox News Cast Doubt on the Results Nearly 800 Times, Media Matters, available at https://www.mediamatters.org/fox-news/2-weeks-after-it-called-election-fox-news-cast-doubt-results-nearly-800-times

7 Id.

8 Brian Stelter, Hoax: Donald Trump, Fox News and the Dangerous distortion of Truth p.53 (2021 One Signal Publishers).

9 Id.

10 Id. at 62.

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One website summed it all up several years ago:

The executive management at Fox has been justified over and over and over in its approach to broadcasting; Fox has been consistently rated number one in viewership; translation, advertisers pour money into Fox Networks which provide Fox management the capital to extend its reach, expand the culture and crush the competition. Fox’s management understands that to lie is just business; professionalism in journalism, ethics, etc. are principles that carry no monetary values.11

An Abundance of Inaccuracy

Once the need for revenue opens the door to misinformation, the particular subjects for inaccuracies are unrestricted, because profit is the only measure that matters. The inaccuracies propagated by the Company include denial of climate change, downplaying the need to address the COVID-19 pandemic, and reporting on a non-existent voter fraud problem, as detailed below:

Climate Science

In February of 2021, Texas suffered rolling blackouts after an extreme storm. Misleading claims were made that the cause was the failure of wind turbines. In fact, however, the natural gas lines that supply most of the state’s electricity had frozen and the problem was exacerbated by a previous decision to isolate the state grid from the rest of the country. (While some wind turbines did freeze, this was the result of a failure to winterize them and did not contribute significantly to the blackouts.) But Fox perpetuated the false narrative. One report detailed:

In the two days following the initial blackouts, Fox News and Fox Business falsely blamed renewable energy for Texas’s blackouts 128 times.12

Another report details the support Fox News has provided in 2021 for the idea that there is no real climate crisis, including this description of prime-time host Laura Ingraham’s content:

In back-to-back shows on April 29 and April 30, Ingraham suggested that the climate crisis along with other pressing issues have been manufactured to “justify the left’s brazen efforts to take more of our money and more of our liberty” and they “only exist in the minds of leftists ideologues who hate America anyway.”13

11Lie To Me – Part 2. People Branch (April 28, 2015) (emphasis in original).

12 Friends of the Earth, Four Days of Texas-Sized Disinformation: Social Media Companies Threaten Action on Climate Change (September 23, 2021), available at https://1bps6437gg8c169i0y1drtgz-wpengine.netdna-ssl.com/wp-content/uploads/2021/08/Texas_Disinfo_Report_final_v4.pdf.

13 Allison Fisher, In 2021, Fox News Is Still Spreading Dangerous Climate Denial, Media Matters for America (May 12, 2021), available at https://www.mediamatters.org/fox-news/2021-fox-news-still-spreading-dangerous-climate-denial.

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The report details other instances as well:

But in 2021, you can turn on Fox News and watch prime-time host Tucker Carlson quip that “not even climate experts understand the climate” or watch Fox contributor Dagen MacDowell suggest that climate change is a hoax because it is cold in April.

…

In a segment on the April 28 edition of Tucker Carlson Tonight, host Tucker Carlson and Fox News contributor Sean Duffy discussed how the “critical environmental movement has infiltrated” schools and colleges, … At the end of the segment, Duffy claimed that climate change is a “political movement, not a scientific movement” and that it is wrong to assume “the science is settled in climate”.14

Public Health

According to one report, Fox News provided misinformation about the COVID-19 pandemic 253 times from July 6-10, 2020.15 Beating this drum had real-world effects, as the report noted:

[The misinformation] undermined scientific research about the pandemic, eroded trust in public health experts and policy recommendations, called for reopening schools and businesses without regard to public health precautions, and politicized the country’s response to the virus.

Nor is this a phenomenon restricted to the early days of the COVID-19 pandemic. In the summer of 2021, as a new variant of the virus began to take hold around the world, Tucker Carlson told viewers of the most-watched show on the most-watched cable network that the SARS-CoV-2 vaccines don’t work well:

“Tonight, congressional Democrats have called for a vaccine mandate in Congress,” Carlson said, … “Members and staffers would be required to get a shot that the CDC told us today doesn’t work very well and, by the way, whose long-term effects cannot be known.” (The CDC did not say this.)16

14 Id.

15 Rob Savillo, Fox News Pushed Coronavirus Misinformation 253 Times in Just Five Days (July 16, 2020), Media Matters for America, available at https://www.mediamatters.org/coronavirus-covid-19/fox-news-pushed-coronavirus-misinformation-253-times-just-five-days.

16 Olga Khazan, The Tucker Carlson Fans Who Got Vaxxed, The Atlantic (August 19, 2021).

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Faith in Democracy

A 2020 study from Harvard details Fox’s role in a massive disinformation campaign around the myth of mail-in vote fraud:

The efforts of the president and the Republican Party [with respect to voter fraud disinformation] are supported by the right-wing media ecosystem, primarily Fox News and talk radio functioning in effect as a party press.17

The study authors had previously written a book that showed how Fox promoted a series of exaggerated and fabricated stories to defend President Trump against the Mueller investigation and was highly successful in spreading false beliefs.18

In early September of 2021, a guest appeared on Fox News’ Outnumbered, and made the following completely unsubstantiated claim:

Yes, Gavin Newsom has raised a whole lot of money from teachers’ unions and special interests and tech, but that money is not going to save him. The only thing that will save Gavin Newsom is voter fraud. So, as they say, stay woke. Pay attention to the voter fraud going on in California because it’s going to have big consequences not only for that state, but for upcoming elections.19

No one challenged this lie. In December of 2020, discredited Trump lawyer Sidney Powell came on air to declare that the 2020 election was a “cyber Pearl Harbor,” and prime-time host Sean Hannity asked, “How does anyone trust the election results?” These last two examples come from a study that listed 1,000 examples of misinformation Fox pushed in 2020.20

17 Benkler, Yochai and Tilton, Casey and Etling, Bruce and Roberts, Hal and Clark, Justin and Faris, Robert and Kaiser, Jonas and Schmitt, Carolyn, Mail-In Voter Fraud: Anatomy of a Disinformation Campaign p.2 (October 2, 2020). Berkman Center Research Publication No. 2020-6, available at https://ssrn.com/abstract=3703701 or http://dx.doi.org/10.2139/ssrn.3703701

18 Yochai Benkler, Robert Faris, and Hal Roberts, Network Propaganda: Manipulation, Disinformation, and Radicalization in American Politics (Oxford University Press 2018).

19 Alex Henderson, Fox News Can’t Resist ‘Undermining American Democracy’ with Voter Fraud Lies and ‘Idiocy’: Media Critic, AlterNet (September 8, 2021), available at https://www.alternet.org/2021/09/fox-news-cant-resist-undermining-american-democracy-with-voter-fraud-lies-media-critic/.

20 John Whitehouse & Katherine Abughazaleh, Timeline: Fox News Misinformation in 2020, Media Matters for America (December 30, 2020).

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The Costs of Inaccuracy

While Fox may correctly determine that the most profitable news channel is the least accurate one, the inaccuracies have real world consequences. Here is a sampling:

1.	Fox is a major source of climate denialism:

In short, the unusual level of climate denial in America is heavily concentrated among the Fox News viewership demographic.… This suggests that the presence of Fox News and other conservative media outlets may be the primary explanation for why climate denial is more prevalent in the United States than in other developed countries.21

1.	Higher local viewership of Fox News Channel is associated with lower vaccination rates.[22] The study showed the effect was causal and specific to COVID-19, and not related to a more general antipathy to vaccines.

2.	Two studies using mobile phone data found that increased Fox viewership leads to reduced social distancing during the COVID-19 pandemic.[23]

3.	Another study found similar results with respect to both social distancing and other health behaviors related to the COVID-19 pandemic.[24]

4.	The content shown on Fox (and other cable news networks) influences the content of local newspapers, as the more the network is watched in a locality, the greater the textual content of its local newspapers follows the network’s content.[25] When Fox chases revenue with stories that are more compelling than they are true, it infects the entire information ecosystem.

5.	Greater viewership of Fox News in a locality leads to decreases in public services there.[26]

21 Dana Nuccitelli, Fox News made the US a hotbed of climate denial. Kids are the cure, Bulletin of the Atomic Scientist (May 8, 2019)(citing multiple studies link Fox News consumption and denial of human-caused climate change).

22 Pinna, Matteo and Picard, Léo and Goessmann, Christoph, Cable News and COVID-19 Vaccine Compliance (July 20, 2021), available at https://ssrn.com/abstract=3890340 or http://dx.doi.org/10.2139/ssrn.3890340.

23 Simonov, Andrey and Sacher, Szymon and Dube, Jean-Pierre H. and Biswas, Shirsho, The Persuasive Effect of Fox News: Non-Compliance with Social Distancing During the COVID-19 Pandemic (September 4, 2021). Columbia Business School Research Paper, Forthcoming, available at https://ssrn.com/abstract=3600088; Ananyev, Maxim and Poyker, Mikhail and Tian, Yuan, The Safest Time to Fly: Pandemic Response in the Era of Fox News (January 16, 2021), available at https://ssrn.com/abstract=3716025 or http://dx.doi.org/10.2139/ssrn.3716025.

24 Ash, Elliott and Galletta, Sergio and Hangartner, Dominik and Margalit, Yotam and Pinna, Matteo, The Effect of Fox News on Health Behavior During COVID-19 (June 27, 2020). Available at SSRN: https://ssrn.com/abstract=3636762.

25 Widmer, Philine and Galletta, Sergio and Ash, Elliott, Media Slant is Contagious (October 15, 2020), available at: https://ssrn.com/abstract=3712218 or http://dx.doi.org/10.2139/ssrn.3712218

26 Galletta, Sergio and Ash, Elliott, How Cable News Reshaped Local Government (April 12, 2019), available at: https://ssrn.com/abstract=3370908 or http://dx.doi.org/10.2139/ssrn.3370908

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6.	Fox News consumption during Republican administrations is linked to increased new firm creation, but those firms were of lower quality with lower survival rates and higher loan default rates.[27]

The point here is not whether one thinks that public services should not be decreased, that climate change must be addressed or that the formation of weak firms is a problem. The point, rather, is that it has been definitively demonstrated that the consumption of Fox News has real-world consequences. Moreover, there is no doubt that the consequences of climate denial, vaccine hesitance, and the rejection of science lead to poor decisions at both the individual and policy levels. This bad decision-making is a clear and present danger to the global economy.

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“Asian people are not liberal, you know, by nature. They’re usually more industrious and hardworking.”

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Of course, the items described above are only a fraction of the nonsense that comes from Fox. Here are a few more examples from the Timeline28 article:

•	Fox News guest claims the “homosexual revolution” is part of a “dynamic movement in the culture toward evil at all levels.”
•	Fox host dismisses violence from right-wing militias as “a lie” and “easily disprovable.”
•	Tucker Carlson: Michelle Obama wants “everyone who looks like her” to have “dominion over you.”
•	Rudy Giuliani calls Black Lives Matter “terrorist” “killers” who “hate white people, ... white men in particular.
•	Fox guest says “Martin Luther King is spinning in his grave” that Biden’s finalists for vice president are Black women.

Make no mistake—you own this, and you bear responsibility for its consequences.

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“There's something about feminism that lets them [women] know ‘I can do everything that a man does. I can even go after that young boy. I deserve it.’”

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27 Ye, Kailei, Media Slants and Entrepreneurship (December 8, 2020), available at https://ssrn.com/abstract=3706533.

28 See supra, at n.18.

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A Better Alternative

Vote for the Proposal if you want the Company to stop maximizing its revenue by spreading lies and misleading information about critically important subjects.

Vote for the Proposal if you believe the economy will benefit if citizens understand that human activity is warming the planet to dangerous levels.

Vote for the Proposal if you believe that the economy will benefit if citizens know that vaccines reduce the spread and severity of COVID-19 and other diseases.

Vote for the Proposal if you believe that the economy will benefit if citizens know that the outcomes of U.S. elections have not been altered by fraud.

Vote for the Proposal if you believe that the economy will benefit if citizens know that scientific knowledge is real and actionable.

Vote for the Proposal if you are concerned about the effect that climate change, political stability, public health, and broad understanding of science and facts will have on your portfolio—or the world in which you live.

By voting FOR Proposal No. 5, shareholders can urge Fox to become a PBC, as thousands of companies have already done. Becoming a PBC will permit Fox to better serve the needs of its diversified shareholders and exercise journalistic integrity in informing the public about the critical social and environmental systems upon which a thriving economy depends.

The choice is yours.

Vote FOR Proposal No. 5

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I think the hoodie is as much responsible for Trayvon Martin’s death as George Zimmerman was.

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The Shareholder Commons urges you to vote FOR Proposal No. 5 on the proxy, the Shareholder Proposal requesting the Board to covert Fox to a Public Benefit Corporation at the Fox Corp. Annual Meeting on November 10, 2021.

For questions regarding Fox Corp., Proposal No. 5 submitted by Anne B. Butterfield, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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 PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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